Exhibit 99.1
LJ INTERNATIONAL (Nasdaq/Gm: Jade) Capitalizing on China’s tetail boom

Cautionary Note Regarding Forward-Looking Statements This presentation -looking statements” contains “forward U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “estimates,” “projects,” “expects” periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our guidance relating to our operating results for the year of 2010, 2011 and 2012 including total revenues and earnings per fully diluted share. The foregoing is not an exclusive list of all forward-looking statements we make. Any forward-looking statement made by us in this presenation speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT LJ INTERNATIONAL A leading global manufacturer and wholesale distributor of fine jewelry A jewelry retailer growing at 35% plus CAGR in China with comp-store growth of 14% or more Owner of a distinctive brand ENZO with proven strong “affordable luxury” middle-class consumers

FINANCIAL SNAPSHOT Symbol Nasdaq/GM: JADE Recent price (May 6, 2010): $2.55 Forward looking P/E ratio (FY 2010): 8.5 Market capitalization: $62.9 million Working capital[1]: $79.2 million Revenue (Q1 2010): $26.9 million Revenue (FY 2009): $110.5 million Net income (Q1 2010): $1.9 million Net income (FY 2009): $3.7 million EPS (Q1 2010): 0.07 EPS (FY 2009): 0.15 1. As of 3/31/2010 Source: Thompson Reuters, SEC Filings

THE INVESTMENT CASE China’s economy has resumed affluence enhancing the luxury-retail outlook LJI’s expansion is fueled -mover advantageby the and 20 plus year jewelry manufacturing foundation ENZO’s -market colored gemstone jewelry gives it unique cachetup among key 25- to 40-year-old consumer segment JADE’s -based growth strategy is producing double-digitretail revenue and EPS growth ENZO expects to open 100 new stores over next 2 years, accelerating growth in margins and net income THE BOTTOM LINE: JADE spells OPPORTUNITY for investors who want to

BUSINESS MODEL SHIFTING FROM WHOLESALE TO RETAIL Initial business Blue chip customers worldwide Wholesale Stable sales & solid foothold in industry (no customers lost during recession) Revenues $10.4M in Q1 2010 $50M revenue in 2009 Sales 38% to $16.4M in Q1 2010 Retail Quick profitability of new stores (2-3 months after $400K cost) Focus is now on store roll-outs (100 by 2011-2012)

FINANCIAL SUMMARY LJI revenues rose 18% year-over-year in first quarter of 2010 after falling 25% in 2009 Gross margins rose to 41% in Q1 2010 from 39% in Q1 2009, reflecting rise in retail share of revenues Diluted EPS rose to $0.07 in Q1 2010 from $0.01 a year earlier Wholesale revenue has small decrease (-3%) in Q1 2010 after 40% drop in 2009

STRONG RESULTS FOR ENZO Retail revenues rose 38% in Q1 2010 to $16.4 million after passing the $50 million milestone in 2009 Comparable store sales rose 14% in Q1 2010 and 19% in Q4 2009 ENZO gross margins remain well over 50% (53% in Q1 2010) ENZO produced 61% of LJI’s of net income (before corporate costs) in Q1 2010

THE LJI-ENZO GROWTH FORMULA Market: China’s rising consumer affluence spurs jewelry demand Branding: ENZO is moving up-market Efficiency: Nearly all ENZO stores now are profitable Expansion: ENZO is set to open 100 new locations LJI Wholesale: Revenues are stabilizing and division is profitable Capital: LJI maintains a healthy cash position with minimal long-term debt

LUXURY SECTOR GROWING AT 15%+ China retail sales grew 17% in 2009; jewelry sales were up 16% Per-capita income of urban Chinese rose 8.8% 2009 Urban population growth projected at 2.5% or more per year (McKinsey) Boston Consulting Group (Jan. largest luxury goods market in 5 to 7 years Jewelry sales exceeded rise in real income by more than 5% in 2009 Conclusion: Demographics point to 15% minimum CAGR in retail jewelry market

ENZO’S EXPANSION Store count was static for past two years Company focused on improving efficiency and closing weaker stores New growth phase now under way, expanding reach across China North East 14 Stores (Shenyang=5) Northern Territory 23 Stores (Tianjin-7) (Beijing- 12) Eastern Territory 34 Stores (Shanghai= 17) Central South Territory 15 Stores (Macau= 1) (Hong Kong= 1) Existing Retail Stores Spring 2010 We expect to open approx. 100 stores in next two years Average store is profitable after 2-3 months, produces $400K in annual sales South West Territory 8 Stores

BRANDING: ENZO’S ENZO has upgraded product lines to target mid- to high-end consumer market We benefit from high-end retailers’ colored stones our historic specialty

Cape Diamond

Color of Tourmaline

Time Collection

THE ENZO EFFECT: RETAIL REVENUES BOOST LJI’S EPS 180 160 140 120 100 80 60 40 20 0 $0.60 $0.50 $0.40 $0.30 $0.20 $0.10 $- 2007 2008 2009 2010 p 2011 p 2012 p JADE revenues (left scale, $million) JADE EPS (right scale)

EXPERIENCED MANAGEMENT TEAM Yu Chuan Yih, Chairman & Chief Executive Officer Company founder and corporate visionary 20-plus years of leadership in the jewelry industry Hands-on expertise in production engineering and colored gemstone cutting Former President of Hong Kong Gemological Institute of America (GIA) Honorary Chairman of the Guangdong Gold and Silver Jewellery Association Chairman of Hong Kong Gemstone Ringo Ng, Chief Financial Officer Joined Company as CFO in 1997; became a Director in 2001 Former senior auditor with Moores Rowland C.A., Certified Public Accountants Bachelor of Science degree in civil engineering from the University of London Master’s in Accounting and Commercial Certified practicing accountant of the Australian Society of CPAs Alfonsa Au, Chief Operating Officer Has been with Company since its founding in 1987 Management experience covers all aspects Joined LJI’s Board of Directors in 1994

Q & A